Exhibit 99.1

October 13, 2016

Lawsuit filed by Sunvault Energy Inc. and Aboriginal Power Corp. against Catalyst Paper Discontinued

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) is pleased to announce that Sunvault Energy Inc. and Aboriginal Power Corp. have discontinued the lawsuit previously commenced against Catalyst. The commencement of the lawsuit was previously announced and described in the company’s news release of January 25, 2016.

This discontinuance filed by Sunvault Energy Inc. and Aboriginal Power Corp. brings this litigation to an end. Another party to the lawsuit, the Halalt First Nation, had previously filed a discontinuance, which was previously announced and described in the company’s news release of September 6, 2016.

The discontinuances filed by the Plaintiffs in this lawsuit does not preclude them from re-instituting litigation against Catalyst in the future for the claims made in the actions described in this release provided that any new filing are made within the prescribed limitation period.

“We are pleased that this litigation against Catalyst is now at an end,” said Joe Nemeth, President & Chief Executive Officer.

About Catalyst Paper
Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

For more information:
Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013